FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 6, 2010

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing its 2010 first quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Announces 2010 First Quarter Results

The Financial and Operational Information Contained in This Press Release Is Based on Unaudited Consolidated Condensed Interim Financial Statements Prepared in Accordance With International Financial Reporting Standards (IFRS) and Presented in U.S. Dollars

LUXEMBOURG--(Marketwire - May 5, 2010) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) ("Tenaris") today announced its results for the quarter ended March 31, 2010 with comparison to its results for the quarter ended March 31, 2009.

Summary of 2010 First Quarter Results

(Comparison with fourth and first quarters of 2009)

	Q1 2010	Q4 2009		Q1 2009
Net sales (US$ million)	1,638.7	1,847.2	(11%)	2,434.3	(33%)
Operating income (US$ million)	309.3	330.6	(6%)	685.6	(55%)
Net income (US$ million)	222.2	240.8	(8%)	393.1	(43%)
Shareholders’ net income (US$ million)	219.5	222.4	(1%)	366.0	(40%)
Earnings per ADS (US$)	0.37	0.38	(1%)	0.62	(40%)
Earnings per share (US$)	0.19	0.19	(1%)	0.31	(40%)
EBITDA (US$ million)	435.4	459.6	(5%)	807.4	(46%)
EBITDA margin (% of net sales)	27%	25%		33%

Our first quarter results were affected by a significant decline in the results of our Projects operating segment, where quarterly sales were lower than at any time in the last three years. In our principal Tubes operating segment, operating income increased sequentially as lower costs resulting from operating efficiencies offset a decline in average selling prices. Sales continued to recover strongly in North America and sales in the Middle East and Africa should recover from this quarter's low in the following quarters.

Cash flow from operations remained positive and we reduced our investment in working capital by a further US$124.2 million. Our net cash position (total financial debt less cash and other current investments) reached US$947.4 million at March 31, 2010.

Market Background and Outlook

During the first quarter of 2010, global oil prices remained stable with an upwards tendency supporting investment activity in most regions. North American gas prices, however, have continued to fluctuate at relatively low levels and declined towards the end of the quarter reflecting prolific levels of production in shale gas fields.

Drilling activity, as measured by the count of active drilling rigs published by Baker Hughes, has increased both in international markets and in North America. The international rig count in the first quarter increased 5% over that of the fourth quarter of 2009 and the US and Canadian rig counts for the first quarter were 21% and 69% higher respectively than the corresponding rig counts for the fourth quarter of 2009.

With activity levels recovering and inventories at more reasonable levels, we expect sales in our Tubes operating segment in the coming quarters to increase in most regions, particularly in North America and the Middle East and Africa. Sales in our Projects segment, however, will continue to be affected by low shipment levels in the following two quarters but should recover in the fourth quarter.

Steelmaking raw material and steel costs have risen significantly in the year to date. Iron ore prices have risen particularly strongly. Major steelmakers have accepted quarterly pricing of iron ore in accordance with spot market prices putting an end to 40 years of annual contract pricing. This is likely to lead to increased volatility in raw material prices. Pipe prices are also increasing but so far not at the same rate as raw material increases. Nevertheless, we expect that pipe prices will continue to increase and that we will be able to maintain our operating margins throughout the year.

Annual General Meeting of Shareholders

The annual general meeting of shareholders of the Company will take place at 11:00 am on June 2, 2010 in Luxembourg. The notice and agenda for the meeting, the shareholder meeting brochure and proxy statement together with the Company's 2009 annual report can be downloaded from our website at www.tenaris.com/investors and may be obtained on request by calling (352) 26-47-89-78 (within Luxembourg), 1-800-555-2470 (within the USA) or + 1-267-468-0786 (within any other jurisdiction).

Analysis of 2010 First Quarter Results

Sales volume (metric tons)	Q1 2010	Q1 2009	Increase/(Decrease)
Tubes – Seamless	467,000	579,000	(19%)
Tubes – Welded	139,000	110,000	26%
Tubes – Total	606,000	689,000	(12%)
Projects – Welded	34,000	84,000	(60%)
Total	640,000	773,000	(17%)

Tubes	Q1 2010	Q1 2009	Increase/(Decrease)
Net sales ($ million)
North America	676.4	1,015.8	(33%)
South America	203.0	249.3	(19%)
Europe	199.3	262.6	(24%)
Middle East & Africa	249.3	395.3	(37%)
Far East & Oceania	82.4	167.6	(51%)
Total net sales	1,410.4	2,090.6	(33%)
Cost of sales (% of sales)	59%	53%
Operating income ($ million)	279.1	641.3	(56%)
Operating income (% of sales)	20%	31%

Net sales of tubular products and services decreased 33% to US$1,410.4 million in the first quarter of 2010, compared to US$2,090.6 million in the first quarter of 2009, reflecting a 12% reduction in sales volumes and a 23% reduction in average selling prices. In North America, sales declined in spite of higher demand for OCTG products due to lower selling prices and reduced demand for line pipe and mechanical products. Sales in South America were affected by lower demand in Venezuela and lower prices throughout the region. In Europe, although demand for mechanical tubes increased, sales were affected by lower prices and lower demand from energy related sectors. Sales in the Middle East and Africa were affected by lower shipments of OCTG and line pipe products. Sales in the Far East & Oceania were affected by lower shipments and lower prices throughout the region.

Projects	Q1 2010	Q1 2009	Increase/(Decrease)
Net sales ($ million)	93.2	222.2	(58%)
Cost of sales (% of sales)	68%	70%
Operating income ($ million)	8.5	49.0	(83%)
Operating income (% of sales)	9%	22%

Net sales of pipes for pipeline projects decreased 58% to US$93.2 million in the first quarter of 2010, compared to US$222.2 million in the first quarter of 2009, reflecting a lower level of shipments to gas and other pipeline projects in Brazil and Argentina. The decline in operating margin reflected the very low level of shipments during the quarter.

Others	Q1 2010	Q1 2009	Increase/(Decrease)
Net sales ($ million)	135.1	121.5	11%
Cost of sales (% of sales)	73%	90%
Operating income ($ million)	21.7	(4.7)	562%
Operating income (% of sales)	16%	(4%)

Net sales of other products and services increased 11% to US$135.1 million in the first quarter of 2010, compared to US$121.5 million in the first quarter of 2009. Operating margins recovered as sales increased and our electric conduit business in the USA returned to profit.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 21.2% in the quarter ended March 31, 2010 compared to 15.9% in the corresponding quarter of 2009, mainly due to the effect of fixed expenses on lower revenues.

Net interest expenses decreased to US$12.9 million in the first quarter of 2010 compared to US$34.6 million in the same period of 2009.

Other financial results generated a gain of US$7.7 million during the first quarter of 2010, compared to a loss of US$36.4 million during the first quarter of 2009. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries' functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$23.5 million in the first quarter of 2010, compared to a loss of US$8.6 million in the first quarter of 2009. These results were derived mainly from our equity investment in Ternium (NYSE: TX).

Income tax charges totaled US$105.4 million in the first quarter of 2010, equivalent to 35% of income from continuing operations before equity in earnings of associated companies and income tax, compared to US$205.1 million, or 33% of income before equity in earnings of associated companies and income tax, in the first quarter of 2009. The income tax rate for our Mexican operations has increased during 2010 and this is likely to be reflected in a higher overall tax rate for the Company.

Income attributable to minority interest was US$2.7 million in the first quarter of 2010, compared to US$27.0 million in the corresponding quarter of 2009.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2010 was US$436.3 million, compared to US$763.4 million in the first quarter of 2009. Working capital decreased by US$124.2 million during the quarter.

Capital expenditures amounted to US$158.0 million for the first quarter of 2010, compared to US$119.8 million in the first quarter of 2009. Our capital expenditures are likely to continue to increase during the year reflecting the progress of our new rolling mill in Mexico, and increased investments throughout our industrial system.

During the first quarter of 2010, our net cash position (total financial debt less cash and other current investments) increased by US$271.6 million to reach US$947.4 million at March 31, 2010.

Registered Major Holders

On May 5, 2010, Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries informed Tenaris, pursuant to the Luxembourg Transparency Law, that as of April 30, 2010, it is deemed to be the beneficial owner of 59,077,316 ordinary shares of Tenaris, par value U.S.$ 1.00 per share, representing 5.0% of Tenaris's issued and outstanding capital and votes.

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended March 31,
	2010	2009
Continuing operations	(Unaudited)
Net sales	1,638,721	2,434,288
Cost of sales	(987,043)	(1,363,312)
Gross profit	651,678	1,070,976
Selling, general and administrative expenses	(347,387)	(387,080)
Other operating income (expense), net	5,049	1,746
Operating income	309,340	685,642
Interest income	7,148	4,574
Interest expense	(20,069)	(39,147)
Other financial results	7,691	(36,359)
Income before equity in earnings of associated companies and income tax	304,110	614,710
Equity in earnings (losses) of associated companies	23,526	(8,579)
Income before income tax	327,636	606,131
Income tax	(105,426)	(205,074)
Income for continuing operations	222,210	401,057

Discontinued operations
Result for discontinued operations	-	(7,962)

Income for the period	222,210	393,095

Attributable to:
Equity holders of the Company	219,549	366,047
Minority interest	2,661	27,048
	222,210	393,095

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2010		At December 31, 2009
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,323,522		3,254,587
Intangible assets, net	3,635,435		3,670,920
Investments in associated companies	631,410		602,572
Other investments	33,299		34,167
Deferred tax assets	203,426		197,603
Receivables	102,205	7,929,297	101,618	7,861,467
Current assets
Inventories	1,820,265		1,687,059
Receivables and prepayments	225,421		220,124
Current tax assets	194,079		260,280
Trade receivables	1,170,072		1,310,302
Available for sale assets	21,572		21,572
Other investments	645,780		579,675
Cash and cash equivalents	1,631,919	5,709,108	1,542,829	5,621,841

Total assets		13,638,405		13,483,308
EQUITY
Capital and reserves attributable to the Company’s equity holders		9,322,599		9,092,164
Minority interest		619,934		628,672
Total equity		9,942,533		9,720,836
LIABILITIES
Non-current liabilities
Borrowings	653,770		655,181
Deferred tax liabilities	839,869		860,787
Other liabilities	196,845		192,467
Provisions	84,669		80,755
Trade payables	3,228	1,778,381	2,812	1,792,002
Current liabilities
Borrowings	676,572		791,583
Current tax liabilities	286,498		306,539
Other liabilities	221,326		192,190
Provisions	30,142		28,632
Customer advances	66,684		95,107
Trade payables	636,269	1,917,491	556,419	1,970,470

Total liabilities		3,695,872		3,762,472

Total equity and liabilities		13,638,405		13,483,308

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31
(all amounts in thousands of U.S. dollars)	2010	2009
	(Unaudited)
Cash flows from operating activities
Income for the period	222,210	393,095
Adjustments for:
Depreciation and amortization	126,028	121,741
Income tax accruals less payments	(28,258)	(150,496)
Equity in (earnings) losses of associated companies	(23,526)	8,459
Interest accruals less payments, net	9,047	24,167
Changes in provisions	5,424	(11,475)
Changes in working capital	124,247	387,945
Other, including currency translation adjustment	1,100	(9,989)
Net cash provided by operating activities	436,272	763,447

Cash flows from investing activities
Capital expenditures	(157,962)	(119,829)
Acquisitions and decrease of minority interest	(27)	(5,942)
Proceeds from disposal of property, plant and equipment and intangible assets	2,910	2,579
Dividends and distributions received from associated companies	1,472	940
Investments in short terms securities	(66,105)	(17,250)
Net cash used in investing activities	(219,712)	(139,502)

Cash flows from financing activities
Proceeds from borrowings	198,323	194,745
Repayments of borrowings	(307,045)	(340,683)
Net cash used in financing activities	(108,722)	(145,938)
Increase in cash and cash equivalents	107,838	478,007

Movement in cash and cash equivalents
At the beginning of the period	1,528,707	1,525,022
Effect of exchange rate changes	(11,636)	(34,322)
Increase in cash and cash equivalents	107,838	478,007
At March 31,	1,624,909	1,968,707

Cash and cash equivalents	At March 31,
	2010	2009
Cash and bank deposits	1,631,919	1,980,586
Bank overdrafts	(7,010)	(11,879)
	1,624,909	1,968,707

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com